Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

1 December 2015

Mr. Ruairi Regan
Mr. David Link
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:          Vet Online Supply, Inc.
Registration Statement on Form S-1/A
Filed October 28, 2015
File No. 333-207001

Dear Mr. Regan:

We are in receipt of your correspondence dated November 12, 2015, and on behalf of Mr. Edward Aruda, President of Vet Online Supply, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Vet Online Supply, Inc.

Risk Factors

We contract to resell, and rely on another company to order, stock….page 9

1.	We note your response to comment 3. Please revise to indicate the duration of the reseller agreement with Concord Veterinary Supply.

Response: We have revised our Registration Statement to provide the duration of the reseller agreement with Concord Veterinary Supply.

2.
We note the disclosure in second risk factor on page 9 that you have a reseller agreement with Concord Veterinary supply to market, promote, advertise, sell, distribute and deliver, veterinary products carried by Concord Veterinary Supply for a fee of $50,000, payable to Concord Veterinary Supply, Inc.  Please clarify whether this one time participation fee of $50,000 as disclosed here and in the reseller agreement (Exhibit 10.3, paragraph 3.1) has been paid, yet to be paid or not required to be paid.  Explain to us how you accounted for this reseller agreement transaction and also explain how the one time participation fee paid or payable is reflected in your financial statements.  If you determined that this transaction need not be reflected in your financial statements, please provide us your basis and specific accounting literature that supports your accounting position.  Please revise your financial statements and disclosures as appropriate.

Response:  The fee payable has been secured by an interest free convertible promissory note (the “Note”) due and payable within ninety (90) days of the Company getting notice of effect from its S-1 Registration Statement filed with the Securities and Exchange Commission. At any time prior to maturity of the Note, Concord Veterinary Supply may elect to convert the debt amount into shares of the common stock of the Company at a fixed price of $0.10 per share.

Securities and Exchange Commission
Division of Corporation Finance
Vet Online Supply, Inc.
File No. 333-207001
1 December 2015

Use of Proceeds, page 15

3.	Given your use of proceeds disclosure, it is unclear how you intend to pay the participation fee to Concord Veterinary Supply. Please advise and revise your liquidity discussion accordingly.

Response: A convertible promissory note was entered into with Concord to compensate Concord for the agreed upon $50,000 fee.  Please see response to comment number 2 for detailed explanation.

Business, page 21

Opportunity, page 21

4.	We reissue prior comments 7, 8 and 9, as it appears no changes were made in the filing, as you indicate in your response.

Response: These changes have been made in the document and have deleted references to MWI, Foster’s and 2013 statistics and reports.

Edward Aruda, page 34

5.
Please address the last part of prior comment 10 to explain the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Aruda should serve as a director, as required by Item 401(e) of Regulation S-K.

Response: We have revised the information in the Registration Statement to reflect the information required by Rule 401(e) of Regulation S-K.  None of the corporations that Mr. Aruda is an employee, officer or director of is a parent, subsidiary or other affiliate of the Company.

Certain Relationships and Related Transactions, page 38

6.
We note your response to comment 11.  Please revise to indicate the amounts paid to Kensington Marketing for its consulting services to the company.  Also indicate the amount of the promissory note to Kensington Marketing from the company for payments made on behalf of the company and its start-up costs

Response: The promissory note Kensington Marketing holds is in the amount of $16,240; $13,000 in legal fees, and $3,240 in auditor fees.  Kensington Marketing has not received consultant fees or other compensation other than the fees set forth in the promissory note.  Please note we have updated our disclosures to include addiotnal amounts advanced by Kensington Marketing up to September 30, 2015.

Securities and Exchange Commission
Division of Corporation Finance
Vet Online Supply, Inc.
File No. 333-207001
1 December 2015

Exhibit 10.3

7.
Please include a signature page that includes signature for Vet Online Supply or advise us as appropriate. We also note the agreement appears to have been signed prior to the date that Vet Online Supply was incorporated.  Finally, it is unclear when the existing agreement was signed by Vet Online Supply.

Response: A signature for Vet Online Supply has been provided.  The lack of signature block for Vet Online as well as the date of the agreement were typographical errors and have been rectified.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Edward Aruda at (442) 222-4425.

With best regards,

/s/Sharon D.Mitchell
Sharon D. Mitchell

cc:  Mr. Edward Aruda, President
       Vet Online Supply, Inc.